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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

RORY MCALPINE (ENGLAND & WALES) GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 20, 2014

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Confidential

Draft Registration Statement

Mara L. Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Scott Anderegg, Staff Attorney

Adam Phippen, Staff Accountant

Donna DiSilvio, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jumei International Holding Limited

CIK No. 0001597680

Response to the Staff’s Comment Letter Dated February 26, 2014

Dear Ms. Ransom, Mr. King, Mr. Anderegg, Mr. Phippen and Ms. DiSilvio:

On behalf of our client, Jumei International Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 26, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 30, 2014, and two copies of the submitted exhibits.

Jumei International Holding Limited

March 20, 2014

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments.

General

1.	Please revise the registration statement to include all information required by Form F-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

The Staff’s comment is noted. The Company respectfully advises the Staff that the Company will include all information required by Form F-1 in subsequent amendments to the Company’s Form F-1 prior to any distribution of preliminary prospectuses as soon as such information becomes available. The Company confirms that it understands the Staff will require sufficient time to review such information before declaring the registration statement effective.

2.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that as of the date of this letter, neither the Company nor any of its authorized representatives has presented to potential investors that are qualified institutional buyers or institutional accredited investors any written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company further confirms that no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act.

In the event that the Company or anyone authorized to do so on the Company’s behalf provides any written material in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors in the future, the Company will promptly provide such written material to the Staff for its review.

Jumei International Holding Limited

March 20, 2014

3.	Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

The Company respectfully advises the Staff that the Company will be deemed a “controlled company” by NASDAQ and NYSE listing rules after the completion of this offering. As of the date hereof, the Company has not selected a stock exchange to list its ADSs representing ordinary shares, and the Company has not decided as to which exemptions the Company will rely on, if any. The Company respectfully advises the Staff that the Company has added disclosure on “controlled company” and the risks associated therewith on the prospectus cover page and pages 5 and 50 of the Revised Draft Registration Statement. The Company confirms that it will promptly update the Revised Draft Registration Statement to reflect listing venue of the Company’s ordinary shares and the Company’s decision on which exemptions to rely on, if any, after such information becomes available.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

The Company confirms that prior to the effectiveness of the registration statement, the Company will arrange to have FINRA call the Staff or provide a copy of FINRA’s no objection letter to the Staff indicating that FINRA has cleared the underwriting arrangement for the offering.

Prospectus Summary, page 1

5.	Please disclose here and on page 70 that the unit of measure for gross merchandise volume, or GMV, is value measured in U.S. dollars.

The Company respectfully advises the Staff that the unit of measure for GMV in the Frost & Sullivan report is Renminbi. In response to the Staff’s comment, the Company has added the relevant disclosure on pages 1 and 71 of the Revised Draft Registration Statement.

6.	Please revise your disclosure under this heading as follows:

•	Make clear why you have a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media, rather than direct ownership;

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 4 of the Revised Draft Registration Statement.

Jumei International Holding Limited

March 20, 2014

•	Here or elsewhere, make clear the nature of the business of each of your wholly owned PRC subsidiaries and their respective category in the Catalogue for the Guidance of Foreign Investment Industries.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 64 of the Revised Draft Registration Statement.

7.	Please provide us with a copy of the Foster & Sullivan report that support the qualitative and comparative statements contained in your prospectus. Please index the report to the statements in the prospectus that you make in reliance on the report.

In response to the Staff’s comment, the Company has provided in Annex A a copy of the Frost & Sullivan report supporting the relevant qualitative and comparative statements in the Revised Draft Registration Statement. The Frost & Sullivan report is indexed to the statements in the Revised Draft Registration Statement that the Company made in reliance on the report for your easy reference.

Our Strengths, page 3

8.	Please clarify for us how your “leading market position is largely attributable to,” in part, your status as “China’s No 1 online beauty products retailer.” We are unclear as to how these statements are different and how there is a causal connection between them. As necessary, please revise your filing.

In response to the Staff’s comment, the Company has revised disclosure on pages 3 and 96 of the Revised Draft Registration Statement to, inter alia, remove the phrase “leading market position is largely attributable to.”

9.	Please revise your disclosure to provide support for your statement that you have “visionary management with exceptional marketing capabilities.”

The Company respectfully advises the Staff that the Company has provided support for the statement that the Company has a “visionary management with exceptional marketing capabilities” on page 96 of the Revised Draft Registration Statement. Such support is summarized below:

•	the Company’s management identified the online sales of beauty products as a unique opportunity in the e-commerce space;

•	under its management’s leadership, the Company has created and launched creative and cost-efficient marketing campaigns and gained strong word-of-mouth referrals; and

•	the Company’s management has built a business model that creates value for customers through featured product recommendations on the internet platform.

Jumei International Holding Limited

March 20, 2014

Our Challenges, page 3

10.	Please revise this disclosure to address your limited operating history or tell us why you believe this does not represent a challenge.

In response to the Staff’s comment, the Company has revised disclosure on page 3 of the Revised Draft Registration Statement.

Risk Factors, page 13

We may incur liability for unauthorized products sold on our internet platform. . . , page 15

11.	Please revise this risk factor to provide context for the potential magnitude of the risk by, for example, providing aggregated information about the amounts of prior claims.

In response to the Staff’s comment the Company is currently in the process of preparing quantitative information regarding the estimated impact of the sale of potentially unauthorized products on the Company’s internet platform. The Company plans to add disclosure of such quantitative information in subsequent submission.

Any lack of requisite approvals, licenses or permits. . . , page 26

12.	Please revise your disclosure to clarify whether you believe you are required to have any licenses or permits to engage in your business activities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 28 of the Revised Draft Registration Statement.

Our use of some leased properties could be challenged by third parties.. . , page 27

13.	Please revise this risk factor to provide context for what you mean when you refer to “some leased properties”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 28 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. Page 70

14.	Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIE. This information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIE. Please accompany this disclosure with discussion of the risks and uncertainties that may result in deconsolidation of the VIE.

Jumei International Holding Limited

March 20, 2014

The Company respectfully advises the Staff that as the nature of assets held by and the operations of the consolidated VIE has been disclosed in details in the financial statements, the Company does not think disclosing the same information for entities apart from the consolidated VIE is necessary. Nevertheless, in response to the Staff’s comment, the Company has added additional disclosure on page 64 of the Revised Draft Registration Statement.

Key Components of Results of Operations, page 71

Net revenues, page 71

15.	Please tell us your consideration of disclosing the total number of orders related to merchandise sales and marketplace sales.

The Company respectfully advises the Staff that the Company does not separately account for the total number of orders related to merchandise sales and marketplace sales. This is because a customer can purchase multiple beauty products on the Company’s internet platform at a given time through a combination of merchandise sales and marketplace services and such a transaction would be counted as a single order. Therefore, providing the breakdown of the number of orders related to merchandise sales and marketplace services by separating such a single order may result in double counting and lead to an overstatement of actual total orders.

From a financial perspective, the Company is of the view that it is more meaningful to provide the number of orders fulfilled by the Company’s logistics centers, which could give investors more information about average fulfillment costs. As such, the Company has added relevant disclosure on pages 73, 77, 78 and 79 of the Revised Draft Registration Statement.

Results of Operations, page 76

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 76

16.	Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the effect of the significant increase in the number of orders filled, higher staff compensation and benefits due to headcount increase, and the increase in rental expenses in connection with your expanded logistics center facilities in your discussion of fulfillment expenses. See Part I Item 5.A. of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 78 and 79 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 79

17.	Please disclose how cash is transferred to your PRC subsidiaries and VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and VIE to your entities outside the PRC. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash and cash equivalents denominated in RMB and USD.

Jumei International Holding Limited

March 20, 2014

In response to the Staff’s comment, the Company has included the requested disclosure on pages 80 and 82 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that Reemake Media did not, and the Company does not expect Reemake Media in the future to, have any material earnings because the amount of the service fees is substantially the same as the entire operating profit of Reemake Media.

18.	Please disclose: the amount of cash and cash equivalents held by foreign subsidiaries and the VIE; a statement that the company would need to accrue and pay withholding taxes if distributed to you; and a statement that the company does not intend to repatriate the funds.

In response to the Staff’s comment, the Company has added relevant disclosure on page 80 of the Revised Draft Registration Statement.

Critical Accounting Policies and Estimates, page 81

19.	Considering your disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements in the PRC, along with the various factors considered when consolidating Reemake Media, please tell us your consideration of including a discussion of your consolidation policy in your critical accounting policy disclosures. Refer to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 88 and 89 of the Revised Draft Registration Statement.

Business, page 92

20.	Please disclose the extent to which your business is seasonal. In this regard, we note your risk factor at the bottom of page 20 that states that your demand may be impacted by seasonality. See item 4.B.3 of Form 20-F.

In response to the Staff’s comment, the Company has added disclosure on page 73 of the Revised Draft Registration Statement.

Our Physical Store, page 101

21.	Please revise your disclosure to clarify whether you have any intentions or plans to open additional stores.

In response to the Staff’s comment, the Company has added disclosure regarding the Company’s plans on page 104 of the Revised Draft Registration Statement.

Jumei International Holding Limited

March 20, 2014

Management, page 118

22.	Please discuss any arrangement or understanding with your major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or executive officer. See Item 6.A.5 of Form 20-F.

In response to the Staff’s comment, the Company has added relevant disclosure on page 123 of the Revised Draft Registration Statement.

Transactions with a Related Party, page 127

23.	Please identify the related party involved in the transaction described.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 131 of the Revised Draft Registration Statement.

PRC Taxation, page 152

24.	Please revise your disclosure as follows:

•	Discuss the tax consequences, if any, of a determination that you are not a resident enterprise; and

•	Make clear the effect of any applicable tax treaties with either the United States or Hong Kong.

In response to the first bullet point of the Staff’s comment, the Company has included the requested disclosure on page 156 of the Revised Draft Registration Statement.

In response to the second bullet point of the Staff’s comment, the Company respectfully notes that the disclosure on page 156 already states that “it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.” This statement covers the effect of the tax treaty between the PRC and the United States. The Company respectfully advises the Staff that there is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus no basis on which to make any further statement about the treatment that might be expected.

The Company respectfully advises the Staff that there is no tax treaty between Hong Kong and the United States. Since there is no reason to think that the issuer of the ADSs could be characterized as a resident of Hong Kong for tax purposes, the Company does not believe that the absence of a tax treaty between Hong Kong and the United States has any significance for the tax consequences of an investment in the ADSs. In addition, the Company notes that the effects on the Company (as

Jumei International Holding Limited

March 20, 2014

opposed to the investors) of the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital are disclosed on pages 45 and 117 of the Revised Draft Registration Statement.

Consolidated Financial Statements, page F-2

Consolidated Statements of Comprehensive Income/(Loss), page F-5

25.	Reference is made to unaudited pro forma earnings per share disclosed in Note 17. Please tell us your consideration of presenting unaudited pro forma earnings per share on the face of this statement.

The Company respectfully advises the Staff that the Company has considered the guidance from Article 11 of Regulation S-X with reference to presentation of unaudited pro forma earnings per share and has concluded that disclosure of such information is sufficiently disclosed in Note 17 as oppose to the face of the Consolidated Statements of Comprehensive Income / (Loss). In reaching this conclusion, the Company considered the practice of other companies within the same industry, and considered its current disclosure is appropriate.

Notes to Consolidated Financial Statements, page F-8

1. Organization and Principal Activities, page F-8

26.	Reference is made to the last sentence on page F-8 in which you state that the transactions disclosed were accounted for as a reorganization. Please expand your disclosure to briefly explain how the reorganization was accounted for and your presentation in your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Revised Draft Registration Statement.

27.	Please describe further the contractual arrangements with Reemake Media that provide you with (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. For example, we note your disclosure that Reemake Media agrees to pay you an annual service fee that is agreed to by you and Reemake Media. Please clarify how the amount agreed to or any other benefits from the VIE could potentially be significant to Reemake Media. Refer to ASC 810-10-25-38.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-11 of the Revised Draft Registration Statement.

Jumei International Holding Limited

March 20, 2014

2. Principal Accounting Policies, page F-13

(n) Revenue recognition, page F-17

28.	Please expand your disclosure to address how you account for customer orders and cash collected from customers before delivery indicating which line items on your financial statements reflect the related amounts.

The Company respectfully advises the Staff that while the Company’s revenue generation cycle begins with the placement of orders from a customer, there is no financial statement impact when orders are received. The Company further advises the Staff that cash collected from customers before delivery is recorded as advances from customers. In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the Revised Draft Registration Statement.

(o) Discount coupons and prepaid cards, page F-17

29.	Please disclose how the sale of prepaid cards are accounted for including whether or not the cards have an expiration date and where you have classified within your financial statements those prepaid cards sold and not used.

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Revised Draft Registration Statement.

(s) Fulfillment expenses, page F-18

30.	If shipping costs are significant, please disclose the amount of such costs. Refer to ASC 605-45-50-2.

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Revised Draft Registration Statement.

(aa) Earnings/(loss) per share, page F-20

31.	Reference is made to your disclosure that you use the two-class method when computing basic earnings per ordinary share. Please tell us the participating securities, why they meet the definition of participating securities at ASC 260-10-20 and how they are considered in your computation of basic earnings per ordinary share.

The Company respectfully advises the Staff that all of its outstanding redeemable preferred shares meet the definition of participating securities of ASC 260-10-20 as they have the right to participate in undistributed earnings with ordinary shares on pro rata basis as if they were converted to ordinary shares, after receiving preferred shares dividends. In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the Revised Draft Registration Statement.

(ac) Segment reporting, page F-21

32.	Reference is made to the first paragraph on page F-8 in which you disclose that you sell beauty products, apparel and other lifestyle products. Please tell us your consideration of disclosing revenues for each product and service or each group of similar products and services. If providing this information is impracticable, that fact should be disclosed. Refer to ASC 280-10-50-40.

Jumei International Holding Limited

March 20, 2014

The Company respectfully advises the Staff that the Company generates only one form of merchandise sales, which is when it acts as principal for the direct sales of beauty products to customers. Additionally, the Company generates only one form of marketplace revenue, which is when the Company acts as the service provider for other vendors and charges third-party merchant fees for the sales of beauty products, apparel and other life style products, through the Company’s internet platform. The Company believes that this meets the requirement under ASC 280-10-50-40. In response to the Staff’s comment, the Company has revised the Principal Activities disclosure on page F-8 of the Revised Draft Registration Statement.

10. Taxation, page F-26

Withholding tax on undistributed dividends, page F-28

33.	Please disclose the unrecognized deferred tax liability for permanently reinvested earnings of your FIEs or a statement that determination of this liability is not practicable. Refer to ASC 740-30-50-2c.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Revised Draft Registration Statement.

11. Redeemable Preferred Shares, page F-29

34.	Please disclose the effective conversion price of the Redeemable Preferred Shares as of the latest date practicable. Refer to ASC 505-10-50-3.

The Company acknowledges the Staff’s comment on the disclosure of the effective conversion price. However, the Company believes that conversion ratio is more meaningful disclosure for the investors. In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Revised Draft Registration Statement.

35.	Reference is made to your disclosure on page F-30 that the Series A-1, A-2 and B Redeemable Preferred Shares are redeemable on the 5th anniversary of the “Closing Date.” Please tell us the definition of “Closing Date.” Please also explain in detail why these Redeemable Preferred Shares are not classified as liabilities referencing specific authoritative literature relied upon. In doing so, please address your consideration of the redemption feature referenced above. In addition, explain why the conversion and redemption features are not required to be bifurcated and accounted for as derivatives referencing specific authoritative literature relied upon. To the extent you are relying on ASC 815-15-25-1a holding that the economic characteristics of the embedded features are clearly and closely related to the economic characteristics of the host, please explain in detail why you believe the host is more akin to equity rather than debt.

Jumei International Holding Limited

March 20, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Revised Draft Registration Statement to clarify that the 5th anniversary of the Closing Date is March 23, 2016.

The Company respectfully advises the Staff that the Company considered the guidance set forth in ASR 268 with respect to the Series A-1, A-2 and B redeemable preferred shares and concluded that mezzanine classification is appropriate. The redemption features of the Series A-1, A-2 and B redeemable preferred shares provide the holders, at their sole discretion, the right to convert into a fixed number of ordinary shares, at a one-to-one conversion ratio, after (i) the 5th anniversary of the relevant closing date of the share sales or (ii) when there is a material breach by any of the Company’s entities or the founders of the Company, whichever is earlier. As redemption is not solely within the control of the Company, the Series A-1, A-2 and B redeemable preferred shares are mandatorily redeemable in accordance with ASR 268 and properly classified as mezzanine equity of the Company.

The Company further advises the Staff that the conversion and redemption features embedded in the Series A-1, A-2 and B redeemable preferred shares are not required to be bifurcated and accounted for as a derivative. The Company considered the guidance under ASC 815-15-25-1a and ASC 815-10-S99-3 and determined the economic characteristic of the host is more akin to debt, given the redeemable nature of the preferred shares, the stated rate dividend rate of 8%, its liquidation preference and cross default provision. In analyzing the conversion feature, the Company considered the guidance under ASC 815-10-15-83c and concluded the conversion feature fails to meet the definition of a derivative instrument as the Series A-1, A-2 and B redeemable preferred shares cannot be net settled.

In analyzing the redemption feature for Share A-1 and A-2 redeemable preferred shares, the Company considered the guidance of ASC 815-15-25-42 and concluded that because these shares were issued at par value and the amount received upon exercise of the put option would be equal to the redemption value of the preferred shares and would not represent a premium or discount, bifurcation accounting is not appropriate. In analyzing the redemption feature for Share B redeemable preferred shares, the Company concluded that such feature should be bifurcated. However, the fair value of this feature is determined to be not material to the financial statements given the nature of the provision and the probability of the occurrence of the redemption.

13. Share based compensation, page F-32

36.	Please tell us the currency in which stock option exercise prices are denominated and your consideration of such currency when determining whether the stock options should be classified as liability awards. Refer to ASC 718-10-25-14A.

The Company respectfully advises the Staff that the stock option exercise prices are denominated in US$, the functional currency of the parent at which a majority of the parent’s equity was transacted and is expected to be traded on the stock exchange in the U.S. Therefore liability classification would not be appropriate.

Jumei International Holding Limited

March 20, 2014

37.	Reference is made to your statement in the second paragraph on page F-33 that no income tax benefit was recognized in the statements of operations for share-based compensation arrangements as no tax deduction was claimed. Please tell us whether deferred tax assets and deferred tax benefits were recognized and if not, why. Refer to ASC 718-740-25-2.

The Company respectfully advises the Staff that share-based compensation expenses were incurred in our Cayman Islands entity and pushed down to PRC entities. There is no income tax in the Cayman Islands. Share-based compensation expenses are not tax deductible in the PRC. As such, no deferred tax assets or deferred tax benefits were recognized.

14. Earnings/(loss) per share, page F-35

38.	Please explain how you computed weighted average number of ordinary shares used in the computations of basic earnings per share. In this regard, reference is made to the Equity/(Deficit) which discloses that 79,124,394 ordinary shares were issued and outstanding from January 1, 2011 through September 30, 2013. The weighted average number of ordinary shares used in the computations of basic earnings per share are significantly less than 79,124,394 ordinary shares. Please reconcile the ordinary shares used in the computations to the disclosed 79,124,394 ordinary shares in your explanation.

The Company respectfully advises the Staff that the difference is attributable to the unvested Founders’ Shares that are legally outstanding. As disclosed in Note 13, all ordinary shares ultimately owned by the Company’s Founders are subject to a four-year vesting requirement which caused a lower weighted average number of ordinary shares used in the computations of basic earnings per share as compare to 79,124,394 legally issued and outstanding ordinary shares as disclosed on the Consolidated Statements of Shareholders’ Equity/(Deficit). Please refer to below reconciliation, and the difference is mainly due to the impact of unvested part of restricted Founders’ shares:

	For the years ended December 31,
	2011	2012
Weighted average number of ordinary shares in basis earnings per share computations	40,644,779	50,070,659
Plus: Weighted average number of unvested Founders’ restricted shares	38,479,615	29,053,735
Number of ordinary shares in the Consolidated Statements of Shareholders’ Equity/(Deficit)	79,124,394	79,124,394

Jumei International Holding Limited

March 20, 2014

18. Subsequent events, page F-38

39.	Please disclose the fair value of the shares underlying the options issued to an officer on December 31, 2013.

The Company respectfully advises the Staff that this information has been included in disclosure on page 84 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com or the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Amanda Zhang, by telephone at +86 10 6533 2098, or by email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:	Leo Ou Chen, Chief Executive Officer, Jumei International Holding Limited

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Leiming Chen, Partner, Simpson Thacher & Bartlett LLP

Annex A

Support for Statements from the Revised Registration Statement

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
1 We operate in the fast growing beauty products market in China.	91	China Beauty Products e-Commerce Market Study issued by Frost & Sullivan	4

2 According to the Frost & Sullivan report, beauty products comprise a wide variety of categories including skin care, oral care, hair care, bath and body, cosmetics, fragrance and beauty accessories.	91	Same as above	16

3 According to the Frost & Sullivan report, China’s beauty products industry grew steadily over the past few years as total retail sales increased from RMB136.2 billion (US$22.5 billion) in 2010 to RMB220.9 billion (US$36.5 billion) in 2013, representing a CAGR of 17.5%, and is expected to further increase to RMB431.8 billion (US$71.3 billion) in 2018, representing a CAGR of 14.3% from 2013.	2, 91	Same as above	16

4 The following chart sets forth the historical and expected beauty products retail sales in China for the periods indicated:	91	Same as above	16

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
5 The key growth drivers of the beauty products industry in China include: • Growing awareness of personal appearance. Chinese consumers are becoming increasingly conscious about their appearance, especially China’s young generation, and are willing to spend more to enhance their appearance. As a result, a wide range of beauty products have become an irreplaceable part of Chinese customers’ daily routines.	91	Same as above	19

6 Relatively low consumption on beauty products. The per capita consumption of Chinese consumers on beauty products is currently lower than those of other major countries or regions, such as the U.S., Japan and South Korea.	91	Same as above	18

7 The table below shows the per capita consumption on beauty products in China as compared with other countries. Per Capita Consumption of Beauty Products in 2012	91	Same as above	18

8 China’s continued economic growth and increase in disposable income and living standards. According to the Frost & Sullivan report, China’s nominal GDP is expected to increase at a CAGR of 9.9% between 2013 and 2018,	91	Same as above	8

9 and China’s per capita annual disposable income of urban householders is expected to increase from RMB28,099.5 (US$4,641.7) in 2013 to RMB52,937.9 (US$8,744.7) in 2018, representing a CAGR of 13.5%.	91	Same as above	11

10 Beauty products are distributed to end users through various types of distribution channels.	92	Same as above	27

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document

11 Compared with traditional department stores and supermarkets, distribution channels such as online retailers and specialty retail stores have developed significantly in recent years, offering consumers alternative options to purchase beauty products.	92	Same as above	27

12 According to the Frost & Sullivan report, Watsons, Jumei and Sephora are the three largest beauty products retailers in China in terms of GMV in 2013.	2, 92	Same as above	21

13 China has the largest internet community in the world, with approximately 617.6 million internet users as of December 31, 2013.	2, 92	Same as above	4, 25

14 This translates into approximately 2.5 times the size of the internet population in the U.S., according to the Frost & Sullivan report.	92, 2	Same as above	25

15 E-commerce has experienced rapid growth in China in recent years.	92	Same as above	14

16 Total online retail sales in China reached RMB1,923.9 billion (US$317.8 billion) in 2013, compared to RMB523.1 billion (US$86.4 billion) in 2010, representing a CAGR of 54.4%, and is expected to further increase to RMB5,650.8 billion (US$933.4 billion) in 2018, representing a CAGR of 24.0% from 2013, according to the Frost & Sullivan report.	92	Same as above	23

17 The number of online shoppers in China has increased significantly, growing from 160.5 million in 2010 to 301.9 million in 2013, representing a CAGR of 23.4%, and the total number of online shoppers is expected to further increase to 774.1 million in 2018, representing a CAGR of 20.7% from 2013, according to the Frost & Sullivan report.	92	Same as above	25

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
18 Online retail sales as a percentage of total retail sales in China expanded from 3.3% in 2010 to 8.1% in 2013, and is expected to further increase to 13.0% in 2018, according to the Frost & Sullivan report.	2, 92	Same as above	23

19

The increase in online versus offline retail sales reflects the fragmentation of the retail market in China, the greater user acceptance of online retail and the improved fulfillment networks and payment options provided by online retailers.

	2, 92	Same as above	21, 26, 38

20 For consumers who shop online, quality and authenticity are becoming increasingly important, especially in specialized areas such as beauty products.	92	Same as above	30

21 Consumers in China are becoming less price sensitive and more reliant on the brand and reputation of online retailers when purchasing products online.	92	Same as above	30

22 For online retailers, strong negotiation power with upstream brand owners and suppliers, as well as ability to provide convenient and enhanced customer experience, including customer-friendly after-sales return policy, comprehensive and high quality product reviews and illustrations, and attractive pricing, create effective barriers to entry.	92	Same as above	33, 31, 34, 20

23 Online retail sales of beauty products have grown rapidly in recent years.	2, 92	Same as above	27

23-1 Online non-platform retailers normally adopt one of two types of models, including model of browsing and impulse buying, such as Jurrei, with advantages of product pre-selection and curation, and a model of searching to fulfill a need, such as JD.com, with advantages of pricing, assortment and fulfillment speed.	92	Same as above	35

24 Online B2C beauty products sales reached RMB22.6 billion (US$3.7 billion) in 2013, up from RMB1.7 billion (US$0.3 billion) in 2010, representing a CAGR of 136.5%, and is expected to further increase to RMB94.6 billion (US$15.6 billion) in 2018, representing a CAGR of 33.2% from 2013, according to the Frost & Sullivan report.	2, 92	Same as above	28

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
25 Online B2C beauty products retail sales as a percentage of total beauty products retail sales in China expanded from 1.3% in 2010 to 10.2% in 2013, and is expected to further increase to 21.9% in 2018, according to the Frost & Sullivan report.	2, 92	Same as above	28

26 In terms of GMV in 2013, Jumei is the largest online beauty products retailer in China with 22.1% market share, over 2.5 times that of the nearest industry player, according to the Frost & Sullivan report.	92	Same as above	35

27 Online B2C Beauty Products Sales and Penetration Rate, 2010-2018E	93	Same as above	28

28 As compared with other types of merchandise, such as consumer electronics and apparel, beauty products are well-suited to be sold through online retailers.	93	Same as above	31

29 This is because beauty products enjoy certain characteristics, such as high value-to-weight ratio, low fulfillment costs per unit, long product life cycle and low return rates, which make them desirable and favorable products for online retailers.	93	Same as above	31

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
30 At the same time, customers generally find making purchases of beauty products online a more efficient and pleasant experience, especially when major B2C online retailers offer the guarantee of genuine products and comprehensive customer services, including guaranteed return policies.	93	Same as above	31

31 Despite the growth in the online retail market of beauty products in the last few years, the online B2C beauty products market in China remains under-penetrated compared to other developed economies, such as Japan and South Korea.	93	Same as above	29

32 According to the Frost & Sullivan report, the smartphone user population in China reached 475.1 million in 2013.	2, 93	Same as above	37

33 Active m-commerce user population reached 144.4 million in China in 2013, a growth of 160.5% from 2012, and is expected to further increase to 762.6 million in 2018, representing a CAGR of 39.5% from 2013, according to the Frost & Sullivan report.	2, 93	Same as above	38

34 The total retail sales through m-commerce amounted to RMB303.7 billion (US$50.2 billion) in 2013, representing a growth of 271.6% from 2012, and is expected to further increase to RMB2,226.8 billion (US$367.8 billion) in 2018, representing a CAGR of 49.0% from 2013, according to the Frost & Sullivan report.	93	Same as above	39

35 Compared with traditional PC-based e-commerce, m-commerce is highly accessible for people on-the-go, allowing consumers to utilize their daily fragmented time to browse products and make purchases online.	94	Same as above	39

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
36 The following chart sets forth the historical and expected online sales from PC internet platform and mobile platform in China for the periods indicated: Retail Sales from PC Internet Platform and from Mobile Platform, 2010-2018E	94	Same as above	23, 39

37 Curated sales is a disruptive sales format compared to the traditional offline channels for beauty products.	2, 94	Same as above	41

38 Curated sales is an innovative new sales format and features a limited number of products that have been selected before being recommended and offered for sale.	2, 94	Same as above	41

39 Each curated product is only on sale for a limited period of time, which helps focus user traffic on the brands and products being featured on the curated sales platform.	2, 94	Same as above	41

40 The recommendation feature of curated sales is conducive to generating frequent visits from customers as they seek information and guidance on the latest trends in the markets.	94	Same as above	41

41 As such, curated sales format helps build a loyal and engaged customer base and stimulates repeat purchases.	94	Same as above	41

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
42 Furthermore, the curated sales format is especially effective in educating consumers in China about new beauty products and enhancing the profile of brands through online channels.	94	Same as above	41

43 Unlike flash sales, the curated sales format is a more effective and efficient channel to introduce new products by guiding consumers’ purchase decisions.	94	Same as above	41

44 Curated sales strategically combine a carefully selected portfolio of high quality products with purchase recommendations featuring detailed description and extensive customer reviews, while imposing no limit on the units available for sale for each product and offering no steep price discounts.	94	Same as above	41

45 We are China’s No. 1 online retailer of beauty products as measured by gross merchandise volume, or GMV with a market share of 22.1% in 2013, according to the Frost & Sullivan report.	1, 71, 95	Same as above	35

46 We are China’s No. 1 online retailer of beauty products as measured by GMV in RMB in 2013, according to the Frost & Sullivan report.	96	Same as above	35

47 Our market share among China’s online beauty products retailers was 22.1%, as measured by GMV in 2013, which was over 2.5 times the market share of the nearest competitor, according to the Frost & Sullivan report.	96	Same as above	35

48 Our jumei.com website is the most visited online beauty products website in China, based on the number of daily unique visitors in 2013, according to the Frost & Sullivan report.	96, 102	Same as above	35

China Beauty Products e-Commerce Market Study Prepared for JUMEI.COM Highly confidential Jan, 2014 Shanghai, China (c) 2014 Frost & Sullivan. All rights reserved. This document contains highly confidential information and is the sole property of Front & Sullivan. No Part of it may be circulated, quoted, copied or otherwise reproduced without the written approval of Frost & Sullivan.

Executive Summary China Beauty Product Market China’s beauty products industry has risen steadily over the past five years at a CAGR of 17.3% as a result of China’s continued economic vitality and increasing disposable income of households. Huge potential still lies in the beauty market, as evidenced by a lower level of per capita spending compared with developed countries. Driven by growing awareness regarding personal appearance and shifting consumer demographics, the industry is expected to grow from RMB220.9 billion in 2013 to RMB431.8 billion in 2018, representing a CAGR of 14.3%. Wastons, Jumei, Sephora, and Lefeng are the top 4 largest specialized beauty retailers in China. Online Retail in China China has the largest number of internet users in the world with 0.6 billion internet users as of 2013. This translates into 2.5 times the size of internet population in the US. The number of online shoppers has increased significantly, growing from 108.0 million in 2009 to 301.9 million in 2013, a CAGR of 29.3%; total number of online shoppers is expected to increase to 774.1 million in 2018. Total online retail sales reached RMB1,923.9 billion in 2013, up from RMB250.0 billion in 2009, and the number is expected to further increase to RMB5,650.8 billion in 2018, representing a CAGR of 24.0% from 2013. Online retail sales as a percentage of total retail sales in China expanded to 8.1% in 2013 from 1.9% in 2009, and the number is expected to further increase to 13.0% in 2018. The increase in online vs. offline retail sales is mainly driven by sharply rising property rental cost, rapidly increasing online shoppers, development of payment alternatives, and improving logistics systems.

China Nominal GDP

Nominal GDP Growth of China

- China's economy has grown significantly and rapidly in recent years, due to series of economic stimulus policies released by Chinese government, including Four-Trillion-Yuan Economic Stimulus Package, the Revitalization Plans of Ten Key Industries.
- China's nominal GDP is forecasted to reach RMB57,187.9 billion in 2013, rising from RMB34,090.3 billion in 2009 with a CAGR of 13.8 percent.
- In next few years, China's GDP is expected to undergo a steady growth. By 2018, the nominal GDP of China is expected to increase to RMB91,630.9 billion, representing a CAGR of 9.9 percent from 2013 to 2018.

China Nominal GDP , 2009-2018E


(RMB billion)
100,000
80,000
60,000
40,000
20,000
0
20.0%
15.0%
10.0%
5.0%
0.0%
34,090.3
40,151.3
47,310.4
51,894.2
57,187.9
62,912.9
69,171.8
75,936.9
83,469.2
91,630.9
17.8%
17.8%
9.7%
10.2%
10.0%
9.9%
9.8%
9.9%
9.8%
2009
2010
2011
2012
2013E
2014E
2015E
2016E
2017E
2018E
Nominal GDP
Annual Growth Rate

	Nominal GDP
CAGR 2009-2013	13.8%
CAGR 2013-2018E	9.9%

Source:
1. Historical data: National Bureau of Statistics of China (NBSC), 2013 Statistics Yearbook of China
2. Forecast data: IMF, Oct 2013

FROST & SULLIVAN
8

China Households Disposable Income In recent years, China’s economic growth has been developing rapidly, and this has allowed China’s urban household disposable income to grow at a similar rate. Over the past two decades, attributable to China’s per capital GDP growth as well as its speed-up of urbanization, the income of Chinese residents has enjoyed an unprecedentedly high increase. From 2009 to 2013, per capita annual disposable income of urba FROST & SULLIVAN n households is forecasted to grow from RMB17,174.7 to RMB 28,099.5, representing a CAGR of 13.1 percent during this period. During the forecasted period, in addition to robust prospects of the macro economy and accelerated urbanization process, the Chinese government’s “Income Doubling Programme”, dedicated effort to promote the upgrading of industries, and stronger commitment to the input for public services further promote the disposable income level of Chinese residents. In view of current economic growth tendency of mainland China, the per capita annual disposable income of urban households is estimated to be RMB52,937.9 in 2018, with a CAGR of 13.5 percent from 2013 to 2018. 19,109.4 21,809.8 519.0 6977.3 Per Capita Disposable Income of Urban Households Per Capita Net Income of Rural Residents CAGR 2009-2013 13.1% 15.4% CAGR 2013-2018E 13.5% 14.6% Per Capita Annual Disposable Income of Urban and Rural Households , 2009-2018E 2009 2010 2011 2012 2013E 2014E 2015E 2016E 2017E 2018E Per capita annual disposable income of urban households in China Capita Net Income of Rural Residents Source: Historical per capita annual disposable income of urban households and net income of rural residents: NBSC, 2013 Statistics Yearbook of China Forecast 32,064.0 per capita annual disposable income of urban households and net income of rural residents: Frost & Sullivan 917.0132.028,099.5 24,565.0 FROST & SULLIVAN17,174.7 153.2

Government Policies on e-Commerce Chinese Government holds a very positive attitude towards e-Commerce, which is considered to be one of the strategically key industries for future development. A series of policies and regulations have been launched to facilitate (the robust growth of e-Commerce industry. FROST & SULLIVAN Central government sets out ambitious goals concerning the Internet and e-Commerce development. According to “Opinions on Promoting Information Consumption and Boosting Domestic Demand” released in 2013, the state council aims to achieve significant improvement and reinforcement of domestic information infrastructure and boost total online retail revenue to RMB3,000 billion by 2015. Besides, a series of related industries including intelligent logistics and information security are also covered by government’s stimulation plan and achievements in these area are likely to further support the growth of e-Commerce. Meanwhile, in order to strike down illegal e-Commerce operations including infringement and fraud, central government also promulgated policies and regulations to monitor, regulate, standardize and administer the e- Commerce transactions. And safe and secure online shopping environment is likely to earn consumer confidence and attract more traffic. S In a word, Chinese Government aims to create a sound business environment for the e-Commerce. And these policies and regulations are expected to guide the healthy development of e-Commerce. Source: Frost & Sullivan

Dynamics of China Beauty Products Market and Forecast Retail Revenue of China Beauty Products Market*, 2009-2018E ,14.0% 15% 14.3% 14.5% 116.7 136.2 163.8 192.0 220.9 253.6 290.4 25% 20% Retail Revenue of Beauty Products CAGR 2009-2013 17.3% CAGR 2013-2018E 14.3% 2011 2012 2013 2014E 2015E Retail Revenue of China Beauty Products Market ? Beauty products comprise a wide variety of categories including skin care, oral care, hair care, bath and body, COSMETICS, fragrance and beauty accessories. The chart above sets forth the historical and forecasted retail revenue of beauty products in China from 2009 to 2018. From 2010 to 2013 beauty products market in China has expanded rapidly from RMB136.2 billion to RMB220.9 billion representing a(CAGR of 17.5%. (RMB billion) 1,000 900 800 700 600 500 400 300 200 100 The vividly rising per capita income of Chinese residents and growing awareness of personal appearance have been the main reason behind the sharp growth. Over the forecast period from 2013 to 2018, beauty products market in China is expected to maintain its momentum of growth with a CAGR of 14.3 percent and its retail revenue is forecasted to hit RMB431.8 billion in 2018. FROST & SULLIVAN *Note: Market size is calculated based on retail price. Item Source: Frost & Sullivan primary research and analysis 2016E 2017E Growth Rate 2018E

Per Capita Comparison among China vs. selected benchmark, 2012 216.4 Per Capita % of Disposable income Spent on Beauty Products, 2012 Consumption on Beauty Products, USD, 2012 350.5As of 2012, residents of U.S. spent the most on beauty products among all four benchmarks. On per capita basis, U.S. residents spent USD350.5 on beauty products, which is 1.62 folds of Japan, and 15.57 times of China. Japanese and South Korean consumers averagely spent USD216.4 and USD167.9 on beauty products in 2012, which was nearly 10 folds and 8 folds of the figure in China. China, among all four countries studied, spent the least on beauty products. FROST & SULLIVAN0.78% ITEM 6 Japan Source: Frost & Sullivan22.5 S.Korea Japan U.S China China

Key Drivers of China Beauty Products Market Growing awareness regarding personal appearance: With consumers becoming increasingly conscious about their appearance, using a wide range of beauty and personal care products has become an irreplaceable part of their daily routines. Driven by an increasing number of social and business occasions as well as ongoing brand education, the Item 5 purpose of beauty products has also transitioned away from everyday items to expression of fashionable and professional look in public occasions. FROST & SULLIVAN China’s young generation is becoming the largest consumer group: Changes in demographic pattern and consuming habit are also accelerating the increase in per capita consumption of beauty products. Post 80s generation have stepped into workplace for years and serve key roles in enterprises with strong purchasing power. Growing in modern China, they are characterized by optimism for the future and newfound excitement of consumerism. Unlike the previous generation, younger people are willing to spend more on beauty products to enhance their appearance. Emergence of men’s grooming products: It is a relatively new market for men’s beauty products and their demand for personal care has been largely underpenetrated. Meanwhile, the difference in male and female personal care is becoming increasingly blurred and international brands have progressively focused efforts on men’s line to stimulate their sales. Emergence of men’s grooming products and increasing sophistication of male consumers on personal care is likely to unlock the huge potential in this territory.

Behavior of Beauty Products Customer Impulsive purchasing behavior drive the frequent and repeated purchase of cosmetic products: One of most salient characteristics in purchase behavior of young female customers on beauty products is impulsiveness, as they are easily influenced by a variety of factors such as recommendation from people around, advertisement, brand promotion, positive product review by others etc. to even purchase some beauty products which are not what they really need the nature of irrational behavior of customer contributes to frequent visits to online/offline stores purchase from channels with advantages of attractive price and rich reviews for reference. Steady loyalty on star products under specific cosmetic brands: Female customer usually remains steady loyalty on several star products under specific brands once they gained satisfied experiences from it. The star products are usually popular among customers due to its efficiency on some specific functions such as moisturizing, whitening, wrinkle removing etc. Once the efficiency is corroborated through customer experiencing, the loyalty to star products thus is generated, which will result in the repeated purchase in a long run. FROST & SULLIVAN

Ranking of Specialized Beauty Products Retailers, 2013 Top 4 Specialized Beauty Products Retailers in Terms of GMV, 2013 Ranking Brand GMV in 2013 (RMB Billion) Market Share 1 Wastons 10.0 4.5% 2 Jumei 5.0 2.3% 3 Sephora 3.0 1.4% 4 Lefeng 2.0 0.9% Item 12 The chart on the left shows the GMV of leading specialized beauty product retailers in China. China’s beauty product retail market remain fairly fragmented because of a wide variety of product categories, expanded geographic coverage, high logistics costs, fierce competition from local outlets, and multiple forms of retail channels. Although traditional offline retail dominates the market, online business is rapidly gaining ground resulting in the rise of sizeable online retailers. Specialized beauty retailers are commonly chain stores or online websites primarily engaged in the retail trade of beauty and personal care products. One-stop shopping solution for beauty product and professional services are their core competence over other retail formats. 2 of the top 4 largest specialized beauty product retailers are online retailers, namely Jumei and Lefeng, which are vertical websites specialized in beauty product selling. Forecast online retail sales revenue: Frost & Sullivan primary research and analysis

Development of Online Retail in China(RMB billion) Online Retail Item 6 Sales Revenue in China, 2009-2018E 6,000 5,000 ,000 3,000 2,000 1,02017E 2018E2009 2010 2011 2012 2013 2014E Online Retail Sales Revenue The combination of China’s remarkable economic rise and internet revolution is transforming the retail landscape. As a result, China has become the world’s second largest e-retailing market and came very close to equaling to U.S. for the top spot and its growth is outpacing the rest of the world. And beauty products represents a key product category in online retail sales market. Online retail sales revenue has experienced phenomenal growth during 2010 and 2013 with a CAGR of 54.4 percent, reaching RMB1,923.9 billion in 2013 and its percent in 2010 to a substantial 8.1 percent in 2015E 2016E Growth Rate 2013. Over the forecast period, the rapid pace of online retail sales growth is likely to slow down to a CAGR of 24.0 percent, mainly deriving from the decelerated growth of online C2C retail market. Fierce competition rising from low barrier of entry and strong replacement by B2C e-Commerce lead to slowdown in the increase in C2C platforms. However, its share in total retail sales of consumer goods will continue to grow 13.0 percent in 2018, Source: Historical online retail sales revenue: CNN/C, China online retail report 2012 FROST & SULLIVAN

Internet Users and Penetration of Online Shoppers Internet Users Population Online Shoppers CAGR 2009-2013 12.6% 29.3% CAGR 2013-2018E 9.1% 20.7% 1,300 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% 1,100 900 700 500 300 100 (100) (Million population) 1,500 Internet Users Population and Penetration of Online Shoppers in China, 2009-2018E China has the largest number of internet users in the world with over 600 million internet users as of December 2013. This translates into 2.5 times the size of internet population in the US. Total population of on Online Shoppers in China has seen significant growth from(160.5 million in 2010 to 301.9 million)in 2013, representing s(CAGR of 23.4 percent. The expansion of online shoppers is likely to continue over the forecast period at a CAGR of 20.7 percent (774.1 million 2018 or 81.2 percent of total Internet users in China. Source: Historical internet users and online shoppers population: CNN/C, China online retail report 2012 Forecast internet users and online shoppers population: Frost & Sullivan primary research and analysis FROST & SULLIVAN

Key Drivers of Online Retail Sales Market Sharply rising labor cost and property rental expense: Most traditional bricks-and-mortar retailers are getting hit by rising rental costs and a growing wage bill. Escalating operating costs enforces offline retailers to raise retail prices, thereby repelling consumers toward online channels for more favorable prices. And eroding profit margin of offline business also drives traditional retailers to pull ahead on their online rivals in the new territory. Rapid increase of Internet users and greater acceptance of online retail: Internet infrastructure construction has gained impressive achievements in China in past years and the number of internet users has grown to 0.62 billion or 45.4% of total population in 2013. Continuous expansion of broadband infrastructure and descending expense for internet access will further drive internet penetration in the future and thus provide national reach and access to underpenetrated lower tier cities to online retailers. And a variety of benefits of online shopping, including convenience, express shipping, higher discount, and easy comparison, make it an excellent option for many internet users. Development of payment alternatives: Various types of payment alternatives in the online retail segment add to the Convenience of online shopping. Online payment is able to provide a convenient and time-saving way for online for online consumers, while cash-on-delivery offers a safer option for those consumers who have concerns over the security of online payment. Along with enhancing information security technology and growing awareness of safe online shopping, consumers are likely to see wider adoption of online payment during their purchasing. Improving logistics system: Thanks to the emergence of 3rd party logistics, online sellers are able to focus their resources on marketing, sourcing and so on and outsource the logistics. With the continuing improvement of logistics system in china, the online sellers are expected to deliver the goods to the buyers in a “faster, more accurate, less attrition” way, which is likely to enhance the satisfaction level of customers towards online shopping. FROST & SULLIVAN 26

Online Retail Sales of Beauty Products 194.4 100% 80% Growth Rate 2013 Online Beauty Products Retail Sales Revenue 2014E 2016E 20.6% 2015E 2018E 2017E 140.2 60% 40% 17.4% 20% 0% 116.3 165.6 compared with traditional department stores and supermarkets, distribution channels such as online retailers and specialty retail stores (RMB billion) 250 200 150 100 50 8.0 2009 have developed significantly in recent years, offering consumers alternative options to purchase beauty products. Uprising online vertical beauty products retailers offers consumers with convenient and one-stop shopping solution. Online beauty product retail sector has seen robust growth in the past few years as online cosmetics retailers are quickly gaining ground in China by selling a wide range of brands at favorable prices. Total online beauty products retail sales revenue has experienced sharp increase during 2009 and 2013 at a CAGR of 68.7 percent, reaching RMB64.4 billion in 2013 and its contribution to retail sales of beauty products also surged from 6.8 percent in 2009 to a substantial 29.2 percent in 2013. And as of 2013, beauty products sold through offline and c2c channel as a percentage of total beauty retail revenue stood at 70.8% and 19.0% respectively. Over the forecast period, online beauty product retail is expected to maintain a double-digit growth at a CAGR of 24.7 percent and continue to take share from traditional offline retail with its contribution to beauty products retail reaching 45.0% in 2018. As of 2018, beauty products sold through offline and C2C channel as a percentage of total beauty retail revenue is expected to stand at 55.0% and 23.1% respectively. Source: Frost & Sullivan primary research and analysis Online Beauty Products Retail Revenue CAGR 2009-2013 68.7% CAGR 2013-2018E 24.7% Online Beauty Products Retail Sales Revenue in China, 2009-2018E FROST & SULLIVAN 14.1 2010 26.2 2011 42.7 2012 64.4 77.4% 85.7% 62.9% 51.1% 27 90.2 39.9% 28.9% 18.1%

Online B2C Beauty Products Retail Sales



Online B2C Beauty Products Retail Sales Revenue and Penetration Rate, 2009-2018E, China
(RMB billion)
140
120
100
80
60
40
20
-
25%
20%
15%
10%
5%
0%
Online B2C Beauty Products Retail Revenue
CAGR 2009-2013 149.5%
CAGR 2013-2018E 33.2%
0.6
1.7
6.3
12.6
22.6
36.9
52.3
65.2
79.0
94.6
0.5%
1.3%
3.9%
6.6%
10.2%
14.6%
18.0%
19.7%
20.9%
21.9%
2009
2010
2011
2012
2013
2014E
2015E
2016E
2017E
2018E
Online B2C Beauty Products Retail Sales Revenue
Penetration Rate of B2C Over Total Beauty Retail Market

- ✓ Though the first-mover advantage sill allows C2C retailers to dominate online beauty retail market, uprising B2C companies are quickly taking share from C2C retailers through offering genuine products and enhanced customer experience besides big discounts. And a fresh new group of online B2C retailers such as Jumei and Lefeng also leverage their specialty in beauty retail to reshape the beauty e-Commerce and leave both traditional brick-and-mortar stores and C2C retailers far behind in terms of growth.
- ✓ Online B2C beauty retail, though representing a minor part of total online sales, has witnessed phenomenal increase during the past 3 years with 136.5 percent CAGR, reaching RMB22.6 billion in 2013 and its contribution to retail sales of beauty products also surged from 0.5 percent to a substantial 10.2 percent in 2013.
- ✓ Over the forecast period, online B2C beauty product retail is expected to keep the strong growth momentum with 33.2 percent CAGR and continue to take share from C2C platforms with its contribution to beauty retail reaching 21.9% in 2018.

Source: Frost & Sullivan primary research and analysis

FROST & SULLIVAN

28

Online B2C beauty retail in China vs. selected benchmark, 2012 Online B2C Beauty Retail Sales Revenue, USD, 2012 Penetration Rate of Online B2C Beauty Retail. 2012 12.7% As of 2012, online B2C beauty retail revenue of U.S. and Japan reached USD4.9 billion and USD3.5 billion, which are nearly 2.5 folds and 1.8 folds of the figure in China separately. The penetration rate of B2C online retail among total beauty retail sales of Japan and S. Korea reached 12.7% and 11.4% in 2012, 6.1% and 4.8% higher than the figure of China. FROST & SULLIVAN Source: Frost & Sullivan

Key Drivers of Online Retail of Beauty Products Increasing sophistication of online beauty product shoppers: For customers who shop online for beauty products, quality and authenticity are becoming increasingly important. As consumers in the PRC become more educated and sophisticated about beauty products, they have become particular about product brandings and qualities and less sensitive. Emergence of vertical B2C retailers specialized in beauty products: Vertical websites specialized in beauty retailing offer professional services and the convenience of one-stop shopping solution. Their specialty in beauty products earns customers’ loyalty more easily and offers more satisfied shopping experience. And their key role in online beauty product retail also makes them the ideal partner for brand owners to establish the online channel of product distribution and marketing. Growing investment of brand owners on online channels: Over the past few years, a variety of brand owners such as Channel, L’Oreal, P&G, Estee Lauder and so on have tapped into the online beauty product retail sector through either building FROST & SULLIVAN their own online stores or setting up official flagship stores on online shopping platforms. Their strong efforts to rev up their presence online will surely give the online retail market a push forward and further improve online shopping experience using their business know-how and brand influence.

Key Drivers of Online Retail of Beauty Products (Cont’d) Convenience and enhanced customer experience: The development of online retail, especially uprising m- commerce, provide consumers with the convenience of reviewing and purchasing beauty products on the go. Escalating logistics system and payment security also add value to customers’ shopping experience. And with the assistance of professional recommendations or reviews from other consumers on websites, customers are able to make more informed decisions rather than based on product comparison by themselves. FROST & SULLIVAN Channel for customer to explore new products: Online retail provides an alternative channel for customers to explore new products besides traditional offline stores. Though online virtual shops are unable to offer direct experience with beauty products, detailed description and huge customer reviews available on B2C websites become a new pipeline for customers to gain objective facts about products. the same time, customers generally find making purchases of beauty products online a more efficient and pleasant experience, especially when major B2C online retailers offer the guarantee of genuine products and comprehensive customer services, including guaranteed return policies.

Entry Barrier of B2C Market The guarantee of true products : The guarantee of true products pose much influence to online customers’ beauty product purchase. Only on such a key basis of true products, a variety of characteristics of online channel such as attractive price, convenience on purchasing, comprehensive review reference and etc., could hereby transfers into the real advantages comparing with off line channels. The more importance put on true products guarantee, the more powerful control on channel held by B2C online player. Due to lack of true product guarantee, C2C players has been seen to loss their rapid growth to B2C during the previous years. The trend is foreseen to continue in the forecasted period. Strong negotiation power on upstream cosmetic brands Comparing with off line player, B2C players own obvious advantage on attractive price, especially of star products under specific brands, which need B2C player to have strong negotiation power to upstream cosmetic brands. The capability to identify top selling products and to seek competitive price from a mount of cosmetic product suppliers contributes a key barrier for those new players to entry B2C market. Capability of integration of whole value chain: Outstanding management of each step of supply chain including beauty products sourcing, storage, logistics, powerful IT system to handle mass order and etc., facilitating to create convenience and thus enhanced customer experience, need B2C company to have strong and seamless integration capability of whole value chain behind which is not easily to obtained by new latecomers. FROST & SULLIVAN

Beauty Products are Proper Candidates for Online Shopping Physical stores adopting higher retail pricing due to climbing operating costs: Labor costs and rental expense, comprising a large cost component of traditional brick-and-mortar retail points, have increased rapidly in recent years, posing great cost pressure to the operation of offline stores. And in order to offset the climbing costs, offline stores intend to raise the retail prices to avoid profit erosion. Many Chinese consumers still consider the affordability and pricing of beauty care products to be one determining factor when choosing which product to buy. Attractive online retail price rising from relatively lower operating costs of virtual stores is considered to be the key advantage of online channel. Efficient goods delivery due to small size and high unit value: Beauty products are economically marketed online. These products with a lot of value squeezed into a small volume are more cost-effective to ship to end-users. And small-sized goods also raise lower demand on storage space and significantly reduce storage costs for e-Commerce enterprises. Rich product information available online: Perception on the outcomes of beauty products can be a subjective assessment rooted in various information sources including first-hand experience, recommendation from in-store beauty advisors and other specialists, and valuation from other consumers. Consumers may find advices provided by in-shop beauty consultants insufficient and sometimes dishonest for making the selection. In contrary, detailed product information and huge amount of product review from other customers available online may facilitate consumers to make easy and appropriate decisions.

Ranking of Online Beauty Products Retailers

Top 4 Online Beauty Products Non-platform Retailers in Terms of GMV

Ranking	Brand	GMV* in 2013 (RMB Billion)	Market Share
1	Jumei	5.0	22.1%
2	Lefeng	2.0	8.8%
3	JD	2.0	8.8%
4	VIP	1.0	4.4%

The chart above shows the GMV of leading online beauty product non-platform retailers in China. 2 of the top 4 largest online beauty retailers, namely Jumei and Lefeng, are vertical online beauty retailers. In terms of GMV in 2013, Jumei is the largest online beauty products non-platform retailer in China with 22.1% market share, over 2.5 times that of the nearest industry player.

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Among leading online non-platform retailers, two typical types of models are adopted:

- Model of browsing and impulse buying such as Jumei, with advantages product pre-selection and curation;
- Model of searching to fulfill a need such as JD, with advantages of pricing, assortment, and fulfillment speed.

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Top 3 Online Beauty Products Retailers in Terms of Daily PV

Ranking	Brand	Daily PV in 2013 (10 thousand)
1	Jumei	759.2
2	Lefeng	368.0
3	Tiantian	24.0

Top 3 Online Beauty Products Retailers in Terms of Daily UV

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Ranking	Brand	Daily UV in 2013 (10 thousand visitors)
1	Jumei	119.6
2	Lefeng	47.9
3	Tiantian	4.1

**Note: The figure of GMV is rounded to the nearest billion. Only retailers with GMV over RMB1.0 billion is included in the ranking. Open B2C e-Commerce platforms are not included in this ranking.*

Source: Frost & Sullivan primary research and analysis

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Mobile Phone Users and Penetration of Smart Phone FROST & SULLIVAN Mobile Phone Users Population and Penetration of Smart Phone in China, 2009-2018E (Million Population) 2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0 Source: Frost & Sullivan primary research and analysis S Total population of mobile phone users in China has seen steady growth with a CAGR of 14.5 percent over the past 4 years, reaching a population of 1,283.0 million in 2013. S Smart phone is expected to be more popular driven by descending selling priceJmproving_sianai strength, and rapid promotion of 3G/4G network. (Smart phone users has already reached 475~1 million in China in 20T3”;and the figure is likely to increase to 1,679 millionTrT^OI 8. “ 2

Mobile Internet Users and Penetration of m-Commerce Users FROST & SULLIVAN S Driven by the prevalence of smart phone and rapid development of 3G/4G network, the total population of mobile internet users has leaped from 233.4 million in 2009 to 500.1 million in 2013 and is expected to further reach 906.3 million by 2018. — Driven by the rapicLpace of mobile internet user growth and cheaper and faster network, m-Commerce users population^) 10 pile >o soared to(144.4 mjl]ion)or 28.9% of total mobile internet users in 2013/a gro^^Q“6’0T5%7rom 2012. And the m-Commerce users population^ expected to increase to(76ZI6’millibrj)in 201 I Source: -i Historical mobile internet users and m-Commerce users: CNN 1C, China online retail report 2012 Forecast mobile internet users and m-Commerce users: Frost & Sullivan primary research and analysis

Value of m-Commerce Transactions FROST & SULLIVAN S Along with the growth of mobile internet users and active m-Commerce users population,_ m-Commerce has experienced significant growth. The total m-Commerce transaction value amounted to(FRMB303.7 billion in 2013, representing a growth ot(2T\&Vo\from 2012. VjCompared with traditional PC-based e-commerce, m-commerce is highly accessible for people on-the-go, allowing’ consumers to utilize their daily fraamentedJfrfie to browse products and make purchases online./The pace oFrrv Commerce growth has already surpas^edme PC-based commerce and this trend is expected to continue. The market is expected to maintain its upward momentum in coming future. The total transaction value is likely to grow by 633.3 percent to^BMB2,226.8 billio^in 2018 and the CAGR is likely to hit 49-0 percent^ Source: Frost & Sullivan primary research and analysis

Analysis of Curated Sales FROST & SULLIVAN ^ Curated Sales refers to a(time-limited offe) of a selected range of strongly recommended merchandise at attractive -r prices. It is a disruptive sales format compared fo the traditional offline channels for beauty prod ucTj/(Ju rated sales is a innovative new sales format and features a limited number ot products inat have beefl &electeOT3etore being \ recommended and offered for sale, while imposing no limit on the units available for sale for each product and offering ncr^ steep price discounts. Online retailers adopting the model usually act as curators for consumers, carefully selecting high- quality products and provide professional advices. Since first-hand experience offered by offline stores cannot be replicated by onjine channel, strong recommendation on selected variety of products with unique selling propositjonjs, more likely to catch the eye of online shoppers/rhe recommendation feature of curated sales is conducive_to_generating^ (frequent visit from customers as they seek infoimation and guidance on the; latest trends in the markets/PetaNecT)—44 description and huge amount of customer reviews posted on websites are able to^ttracTfiighlv engaged and lovaP) -Customers and stimulate repeat purchasedFurfhermore.lthe curated sales format is especTallv effectiVelnreducatin^_ 7 consumers in China about new beauty products and enhancing the profile of brands through online channel^/ Unlike <r<- T-fo 4! flash sales; the curated sales format is a more effective and efficient channel to introduce new products by guiding , consumers’purchase decisions. ~ Items/Model Curated Sales Virtual Mall Sales Flash Sales Company Jumei Lefeng, Tmall VIP Product Variety Carefully chosen selection of high- quality products with limited SKUs Wide range of brands and products available with large SKUs Wide range of brands and products available with large SKUs Recommendation Strong recommendation with detailed description on product performance Limited recommendation from retailers and customers making their own decision based on product comparison Detailed brand profile with relatively brief description on products to attract brand conscious customers Customer Review Huge amount of customer review on each product Limited amount of customer review due to scattered customer traffic Limited amount of customer review due to scattered customer traffic Pricing Attractive price but no huge discount Attractive price but no huge discount Deep discounted price *Note: All the figures of GMV are rounded to the nearest billion. Only retailers with GMV over RMB1.0 billion is included in the ranking. Source: Frost & Sullivan primary research and analysis convenience of online shopping. Online payment is able to provide a convenient and time-saving way for online consumers, while cash-on-delivery offers a safer option for those consumers who have concerns over the security of online payment. Along with enhancing information security technology and growing awareness of safe online shopping, consumers are likely to see wider adoption of online payment during their purchasing. • Improving logistics system: Thanks to the emergence of 3rd party logistics, online sellers are able to focus their resources on marketing, sourcing and so on and outsource the logistics. With the continuing improvement of logistics system in China, the online sellers are expected to deliver the goods to the buyers in a “faster, more accurate, less attrition” way, which is likely to enhance the satisfaction level-Customers towards-online shopping. FROST & SULLIVAN 26